UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Paragon Shipping Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

69913R 408
(CUSIP Number)

Michael Bodouroglou c/o Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

6,102,325 (1)(2)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,102,325 (1)(2)

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,102,325 (1)(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

_____________________
(1) Mr. Bodouroglou may be deemed to beneficially own 5,986,106 of the reported shares through Innovation Holdings S.A., a Marshall Islands corporation of which he is the controlling person.  Mr. Bodouroglou may be deemed to beneficially own 116,219 of the reported shares through Loretto Finance Inc., a Marshall Islands corporation and a wholly-owned subsidiary of Allseas Marine S.A., a Liberian company of which Mr. Bodouroglou is the controlling person.

(2) As adjusted for the 10-for-1 reverse stock split of Paragon Shipping Inc.'s issued and outstanding shares of common stock, par value $0.001 per share, effective as of November 5, 2012.

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Innovation Holdings S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,986,106 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,986,106 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,986,106 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
_______________
(1) As adjusted for the 10-for-1 reverse stock split of Paragon Shipping Inc.'s issued and outstanding shares of common stock, par value $0.001 per share, effective as of November 5, 2012.

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Loretto Finance Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

116,219 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

116,219 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,219 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

______________
(1) As adjusted for the 10-for-1 reverse stock split of Paragon Shipping Inc.'s issued and outstanding shares of common stock, par value $0.001 per share, effective as of November 5, 2012.

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Allseas Marine S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

116,219 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

116,219 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,219 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

____________
(1) As adjusted to give effect to the 10-for-1 reverse stock split of Paragon Shipping Inc.'s issued and outstanding shares of common stock, par value $0.001 per share, effective as of November 5, 2012.

(2) Allseas Marine S.A. may be deemed to beneficially own 116,219 of the reported shares by virtue of its beig the parent company of Loretto Finance Inc., the registered holder of such shares.

CUSIP No.	69913R 408

Explanatory Note

The purpose of this Amendment No. 2 (this "Amendment No. 2") to Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 31, 2009 (the "Original Schedule 13D"), as amended, is to report the change in beneficial ownership of Paragon Shipping Inc., a Marshall Islands corporation (the "Issuer") by the Reporting Persons (as defined in Item 1) as a result of the acquisition by Innovation Holdings S.A., a Marshall Islands corporation ("Innovation Holdings") of 4,901,961 shares of the Issuer's Class A common stock, par value $0.001 per share (the "Common Shares") in a private transaction that closed on December 24, 2012.

All Common Share amounts reported herein have been adjusted for the 10-for-1 reverse stock split of the Issuer's issued and outstanding Common Shares effective as of November 5, 2012.

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the SEC on December 1, 2009.

Item 2.	Identity and Background.

This Amendment No. 2 is being filed by Michael Bodouroglou, Innovation Holdings, a Marshall Islands corporation, Loretto Finance Inc., a Marshall Islands corporation ("Loretto") and Allseas Marine S.A., a Liberian company ("Allseas" and, together with Michael Bodouroglou, Innovation Holdings and Loretto, the "Reporting Persons").  Innovation Holdings, Loretto and Allseas are each owned and controlled by Michael Bodouroglou.

(a-c, f)
The address of the principal place of business and principal offices of Innovation Holdings, Loretto and Allseas is: c/o 15, Karamanli Ave. GR 166 73 Voula, Greece.  The principal business of Innovation Holdings and Loretto is acting as investment holding companies.  The principal business of Allseas is acting as a technical and commercial ship management company.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of, and the persons controlling, Innovation Holdings, Loretto and Allseas is set forth below.

Michael Bodouroglou	Sole Director, President, Secretary and Sole Shareholder of Innovation Holdings; Sole Director, President and Secretary of Loretto; and Sole Shareholder of Allseas
Mr. Bodouroglou's business address is c/o Paragon Shipping Inc., 15, Karamanli Ave., GR 166 73 Voula, Greece. Mr. Bodouroglou is also the Chairman, President and Chief Executive Officer of the Issuer, an international shipping company engaged primarily in the seaborne transportation of drybulk cargoes, and Box Ships Inc., an international shipping company engaged in the seaborne transportation of containerships.  The principal business address of Box Ships Inc. is 15, Karamanli Ave. GR 166 73 Voula, Greece.  Mr. Bodouroglou is a citizen of Greece.

George Skrimizeas	Director, President, Treasurer and General Manager of Allseas
Mr. Skrimizeas's business address is c/o Paragon Shipping Inc., 15, Karamanli Ave., GR 166 73 Voula, Greece. Mr. Skrimizeas also serves as the Chief Operating Officer of the Issuer.  Mr. Skrimizeas is a citizen of Greece.

Maria Stefanou	Director, Vice President and Secretary of Allseas
Mrs. Stefanou's business address is c/o Paragon Shipping Inc., 15, Karamanli Ave., GR 166 73 Voula, Greece.  MRs. Stefanou is also the Corporate Secretary of the Issuer and Box Ships Inc.  Mrs. Stefanou is a citizen of Greece.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 24, 2012, the Issuer issued and sold 4,901,961 Common Shares to Innovation Holdings at a purchase price of $2.04 per Common Share, amounting to $10.0 million in the aggregate, pursuant to a share purchase agreement (the "Purchase Agreement"), dated as of December 24, 2012, by and between the Issuer and Innovation Holdings.  The source of funds used by Innovation Holdings to purchase the 4,901,961 Common Shares it acquired from the Issuer pursuant to the Purchase Agreement was the working capital of Innovation Holdings.  For additional information regarding this transaction, please see Items 4 and 6.

Since the filing of the Schedule 13D/A with the SEC on December 1, 2009, Innovation Holdings has received an aggregate of 250,000 Common Shares that were issued pursuant to the Issuer's 2006 Amended and Restated Equity Incentive Plan.  No additional compensation was paid for such Common Shares.  In addition, Innovation Holdings also purchased an aggregate of 15,105 Common Shares on the open market at the prevailing market price as reported on the New York Stock Exchange.  The source of funds used by Innovation Holdings to purchase the 15,105 Common Shares was the working capital of Innovation Holdings.

Furthermore, since the filing of the Schedule 13D/A with the SEC on December 1, 2009, Loretto has received an aggregate of 13,839 Common Shares pursuant to that certain purchase agreement, dated November 10, 2009, by and among the Issuer, Allseas and Loretto, whereby the Issuer agreed that upon the issuance of Common Shares as a result of a capital increase or equity offering by the Issuer or to any third party or parties, the Issuer would issue to Loretto, at no cost, an additional number of Common Shares such that Loretto shall maintain its 2.0% shareholding of the Issuer's total issued and outstanding Common Shares after taking into consideration such third party issuances.

Item 4.	Purpose of Transaction.

The acquisitions described in Item 3 above were solely for investment purposes.  The acquisition pursuant to the Purchase Agreement described in Item 3 was agreed to by and between Innovation Holdings and the independent members of the Issuer's Board of Directors to remove any uncertainty in satisfying a key condition precedent stipulated under the Issuer's loan agreements and to strengthen the Issuer's financial position and ensure it continues to meet the continued listing requirements of the New York Stock Exchange.

Innovation Holdings and Loretto hold their Common Shares for investment purposes.  The Common Shares that Michael Bodouroglou and Allseas may be deemed to beneficially own are held for investment purposes, but as the Chief Executive Officer and Chairman of the Issuer, Michael Bodouroglou controls the management and policies of the Issuer and may be involved in and may plan for his involvement in any or all of the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Any future decision of Michael Bodouroglou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)
According to Computershare Trust Company, N.A., the Issuer's transfer agent, the Issuer had outstanding 11,001,403 Common Shares as of December 24, 2012 (after giving effect to the transactions covered in this Schedule 13D/A).  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Michael Bodouroglou may be deemed to beneficially own 6,102,325 Common Shares, representing approximately 55.5% of the Issuer's total issued and outstanding Common Shares.  Mr. Bodouroglou has the sole power to vote or direct the vote of 6,102,325 Common Shares; the shared power to vote or direct the vote of 0 Common Shares; the sole power to dispose or direct the disposition of 6,102,325 Common Shares; and the shared power to dispose or direct the disposition of 0 Common Shares.

Innovation Holdings may be deemed to beneficially own 5,986,106 Common Shares, representing approximately 54.4% of the Issuer's total issued and outstanding Common Shares.  Innovation Holdings has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 5,986,106  Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 5,986,106 Common Shares.

Loretto may be deemed to beneficially own 116,219 Common Shares, representing approximately 1.1% of the Issuer's total issued and outstanding Common Shares.  Loretto has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 116,219 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 116,219 Common Shares.

Allseas may be deemed to beneficially own 116,219 Common Shares, representing approximately 1.1% of the Issuer's total issued and outstanding Common Shares.  Allseas has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 116,219 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 116,219 Common Shares.

(c.)
Item 3 is hereby incorporated by reference herein.  Except as set forth in Item 3 or as otherwise described herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d.)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Purchase Agreement, attached as Exhibit B hereto, Innovation Holdings acquired 4,901,961 Common Shares from the Issuer at a purchase price of $2.04 per Common Share.  Under the Purchase Agreement, the Issuer has the right, but not the obligation, to repurchase the Common Shares issued and sold to Innovation Holdings at the same price per Common Share at which they were sold at any time prior to the earlier of (i) the execution by the Issuer of definitive documentation relating to the satisfactory amendments of the Issuer's outstanding loan agreements and (ii) March 29, 2013.

In addition, the Purchase Agreement also grants certain customary registration rights to Innovation Holdings in respect of the Common Shares issued and sold to Innovation Holdings pursuant to a registration rights agreement (the "Registration Rights Agreement"), dated as of December 24, 2012, by and between the Issuer and Innovation Holdings.  Under the Registration Rights Agreement, Innovation Holdings, or its transferees, have the right, subject to certain terms and conditions, to require the Issuer to register under the Securities Act of 1933, as amended, the Common Shares issued and sold to Innovation Holdings pursuant to the Purchase Agreement for offer and sale to the public, including by way of underwritten public offering.

The Purchase Agreement and Registration Rights Agreement were approved by the independent members of the Issuer's Board of Directors.  In addition, any exercise of the Issuer's repurchase right discussed above will be approved by the independent members of the Issuer's Board of Directors in consideration of their fiduciary duties to the Company and its shareholders.

The information contained in Items 3 and 4 and Exhibit B is incorporated herein by reference.

Except as described herein and in the Original Schedule 13D and the Schedule 13D/A filed with the SEC on December 1, 2009, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to their respective Common Shares.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly.

B.	Share Purchase Agreement, dated as of December 24, 2012, by and between the Issuer and Innovation Holdings.

C.
Purchase Agreement, dated November 10, 2009, by and among the Issuer, Allseas and Loretto, incorporated by reference to Exhibit 4.21 to the Issuer's Annual Report on Form 20-F, filed with the SEC on March 31, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012

/s/ Michael Bodouroglou*
Name: Michael Bodouroglou

INNOVATION HOLDINGS, S.A.*

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

LORETTO FINANCE INC.*

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

ALLSEAS MARINE S.A.*

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D/A dated December 31, 2012, and any amendments hereto, relating to the Common Shares of the Issuer shall be filed on behalf of the undersigned.

Dated: December 31, 2012

/s/ Michael Bodouroglou
Name: Michael Bodouroglou

INNOVATION HOLDINGS, S.A.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

LORETTO FINANCE INC.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

ALLSEAS MARINE S.A.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Principal

Exhibit B

SHARE PURCHASE AGREEMENT

by and between

INNOVATION HOLDINGS S.A.

and

PARAGON SHIPPING INC.

dated as of December 24, 2012

TABLE OF CONTENTS

Page

ARTICLE I	DEFINITIONS	1
ARTICLE II	PURCHASE AND SALE OF COMMON STOCK; REPURCHASE RIGHT	3

Section 2.01	Purchase and Sale of Shares	3
Section 2.02	Registration Rights	3
Section 2.03	Settlement	3
Section 2.04	Delivery of Shares; Payment	3
Section 2.05	Repurchase Right	3

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	3

Section 3.01	Incorporation, Good Standing and Power	3
Section 3.02	Authorization; Enforcement	4
Section 3.03	Issuance of Shares	4
Section 3.04	Absence of Proceedings	4
Section 3.05	Absence of Further Requirements	4
Section 3.06	Exemption from Registration; Valid Issuances	5
Section 3.07	No General Solicitation or Advertising	5
Section 3.08	No Integrated Offering	5

ARTICLE IV	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR	5

Section 4.01	Incorporation and Standing of the Investor	5
Section 4.02	Authorization and Power	5
Section 4.03	Absence of Proceedings	6
Section 4.04	Absence of Further Requirements	6
Section 4.05	Financial Capability	6
Section 4.06	Information	6
Section 4.07	Manner of Sale	6
Section 4.08	Compliance with Securities Laws	6
Section 4.09	Investment Intent	7

ARTICLE V	MISCELLANEOUS	7

Section 5.01	Fees and Expenses	7
Section 5.02	Brokerage	7
Section 5.03	Notices	7
Section 5.04	Assignment	9
Section 5.05	Amendment; No Waiver	9
Section 5.06	Entire Agreement	9
Section 5.07	Severability	9
Section 5.08	Headings	9
Section 5.09	Counterparts	9
Section 5.10	Choice of Law	9
Section 5.11	Further Assurances	9

This SHARE PURCHASE AGREEMENT (this "Agreement") is entered into as of December 24, 2012, by and between Innovation Holdings S.A., a Marshall Islands corporation (the "Investor"), and Paragon Shipping Inc., a Marshall Islands corporation (the "Company").

WHEREAS, the parties hereto desire that, upon the terms and subject to the conditions and limitations set forth herein, the Company will issue and sell to the Investor, and the Investor shall purchase from the Company, 4,901,961 shares of Common Stock (as defined below) at a purchase price of $2.04 per share; and

WHEREAS, such investment will be made in reliance upon the provisions of Section 4(2) ("Section 4(2)"), Regulation D ("Regulation D") and/or Regulation S ("Regulation S") of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments in Common Stock to be made hereunder.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

"Agreement" shall have the meaning assigned to such term in the introductory paragraph hereof.

"Closing" shall have the meaning assigned to such term in Section 2.01 hereof.

"Closing Date" shall have the meaning assigned to such term in Section 2.01 hereof.

"Commission" means the U.S. Securities and Exchange Commission.

"Commission Documents" means all reports, schedules, forms, statements and other documents required to be filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act, including filings incorporated by reference therein.

"Common Stock" means the Class A common stock of the Company, par value $0.001 per share.

"Company" shall have the meaning assigned to such term in the introductory paragraph hereof.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Investor" shall have the meaning assigned to such term in the introductory paragraph hereof.

"Knowledge" means the knowledge, after reasonable inquiry, of the Chief Operating Officer and the Financial Officer.

"Material Adverse Effect" means any effect that is not negated, corrected, cured or otherwise remedied within a reasonable period of time on the business, operations, properties or financial condition of the Company and its consolidated subsidiaries that is material and adverse to the Company and such subsidiaries, taken as a whole and/or any condition, circumstance or situation that would prohibit or otherwise interfere with the ability of the Company to perform any of its obligations under this Agreement in any material respect; provided, however, that none of the following shall constitute a "Material Adverse Effect": (i) the effects of conditions or events that are generally applicable to the capital, financial, banking or currency markets or the shipping industry; (ii) the effects of conditions or events that are reasonably expected to occur in the Company's ordinary course of business; (iii) any changes or effects resulting from the announcement or consummation of the transactions contemplated by this Agreement; and (iv) changes in the market price of the Common Stock.

"Person" means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any government or political subdivision or an agency or instrumentality thereof.

"Principal Market" means the New York Stock Exchange, Inc., the NYSE Amex Equities, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the over the counter bulletin board, whichever is at the relevant time the principal trading exchange or market for the Common Stock.

"Regulation D" shall have the meaning assigned to such term in the recitals of this Agreement.

"Regulation S" shall have the meaning assigned to such term in the recitals of this Agreement.

"Section 4(2)" shall have the meaning assigned to such term in the recitals of this Agreement.

"Securities Act" shall have the meaning assigned to such term in the recitals of this Agreement.

"Settlement Date" shall have the meaning assigned to such term in Section 2.02 hereof.

"Shares" means the shares of Common Stock of the Company that are and/or may be purchased hereunder.

"Trading Day" means any day other than a Saturday or a Sunday on which the Common Stock are traded on the Principal Market, provided, however, that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading for any reason (i) for more than three (3) consecutive or non-consecutive hours, or (ii) during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

ARTICLE II

PURCHASE AND SALE OF COMMON STOCK; REPURCHASE RIGHT

Section 2.01 Purchase and Sale of Shares.  In consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, 4,901,961 Shares at a price per share of $2.04, equal to approximately 85% of the closing price of the Common Stock on December 21, 2012 (the "Share Purchase Price").  The execution and delivery of this Agreement (the "Closing") shall take place at the offices of the Company on December 24, 2012, or at such other time and place or on such date as the Investor and the Company may agree upon (the "Closing Date").  Each party hereto shall deliver at or prior to the Closing all documents, instruments and writings required to be delivered at the Closing by such party hereto pursuant to this Agreement.

Section 2.02 Registration Rights.  Simultaneously with the acceptance and execution by the Company of this Agreement, the Company and the Investor are entering into a registration rights agreement dated the date hereof providing for certain rights of the Investor to cause the Company to register the Shares with the United States Securities and Exchange Commission and certain other matters as set forth therein.

Section 2.03 Settlement.  The date of settlement of the purchase and sale of Shares hereunder (the "Settlement Date") shall be determined by the Company.

Section 2.04 Delivery of Shares; Payment.  On the Settlement Date, the Investor shall cause payment to be made to the Company's designated account by wire transfer of immediately available funds. Upon receipt of the funds or, at the Company's discretion, upon the receipt of a wire confirmation, the Company shall deliver the Shares purchased by the Investor to the Investor exclusively via restricted book entry in an account held by the Investor at the Company's transfer agent.

Section 2.05 Repurchase Right.  The Investor agrees that the Company will have a right to repurchase all or a portion of the Shares at the Share Purchase Price, such repurchase right to expire upon the earlier of (i) the execution by the Company of definitive documentation relating to the satisfactory amendments of the loan agreements of the Company and its commercial lenders outstanding on the date hereof or (ii) March 29, 2013.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the following representations and warranties to the Investor as of the date hereof:

Section 3.01 Incorporation, Good Standing and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, other than those in which the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

Section 3.02 Authorization; Enforcement. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to issue the Shares; (ii) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or shareholders is required; and (iii) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of creditor's rights and remedies or by other equitable principles of general application, (b) as limited by laws relating to the availability of specific performance, injunctive relief and other equitable remedies, and (c) to the extent the indemnification provisions contained herein may be limited by applicable federal or state securities laws, public policy and other equitable considerations.

Section 3.03 Issuance of Shares.  The Shares have been duly authorized by all necessary corporate action and, when issued and paid for in accordance with the terms of this Agreement, and subject to, and in reliance on, the representations, warranties and covenants made herein by the Investor, the Shares shall be validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof, and free and clear from all taxes, liens, pledges, security interests, claims, encumbrances and charges with respect to the issuance thereof imposed by or through the Company, and the Investor shall be entitled to all rights accorded to a holder of shares of Common Stock.

Section 3.04 Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company that might reasonably be expected to materially and adversely affect the properties or assets of the Company or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder.

Section 3.05 Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required on the part of the Company for the performance by the Company of its obligations hereunder, other than with respect to the registration of the Shares under the Securities Act which shall be made in accordance with the terms of the registration rights agreement between the Company and the Investor and any that have been made or obtained beforehand.

Section 3.06 Exemption from Registration; Valid Issuances. Subject to, and in reliance on, the representations, warranties and covenants made herein by the Investor, the issuance and sale of the Shares in accordance with the terms and on the bases of the representations and warranties set forth in this Agreement, may and shall be properly issued pursuant to Section 4(2), Regulation D, Regulation S and/or any other applicable federal and state securities laws, and the issuance of the Shares is and will be exempt from the registration requirements of the Securities Act.  Neither the sales of the Shares pursuant to, nor the Company's performance of its obligations under, this Agreement shall (i) result in the creation or imposition of any liens, charges, claims or other encumbrances upon the Shares or any of the assets of the Company, or (ii) except as set forth in Section 2.05 hereof, entitle any Person to preemptive rights, rights of first refusal or other rights to subscribe to or acquire the shares of Common Stock or other securities of the Company.

Section 3.07 No General Solicitation or Advertising.  Neither the Company nor any of its affiliates nor any Person acting on its or their behalf (i) has conducted any general solicitation (as that term is used in Rule 502(c) of the Securities Act) or general advertising with respect to the Shares or (ii) has made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Shares under the Securities Act.

Section 3.08 No Integrated Offering.  Neither the Company, nor any Person acting on its behalf, nor, to the Company's Knowledge, any of its affiliates has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, other than pursuant to this Agreement and employee benefit plans, under circumstances that would require registration under the Securities Act of shares of the Common Stock issuable hereunder with any other offers or sales of securities of the Company.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR

The Investor hereby makes the following representations, warranties and covenants to the Company:

Section 4.01 Incorporation and Standing of the Investor.  The Investor is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands.

Section 4.02 Authorization and Power.  The Investor has the requisite power and authority to enter into and perform its obligations under this Agreement and to purchase the Shares in accordance with the terms hereof.  The execution, delivery and performance of this Agreement by the Investor and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Investor, its Board of Directors or shareholders is required.  This Agreement has been duly executed and delivered by the Investor and constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of creditor's rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief and other equitable remedies, and (iii) to the extent the indemnification provisions contained herein may be limited by applicable federal or state securities laws, public policy and other equitable considerations.

Section 4.03 Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Investor, threatened, against or affecting the Investor that might reasonably be expected to materially and adversely affect the properties or assets of the Investor or the consummation of the transactions contemplated in this Agreement or the performance by the Investor of its obligations hereunder.

Section 4.04 Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required on the part of the Investor for the performance by the Investor of its obligations hereunder, other than any that have been made or obtained beforehand.

Section 4.05 Financial Capability.  The Investor has the financial capability to perform all of its obligations under this Agreement, including the capability to purchase the Shares in accordance with the terms hereof.  The Investor has such knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in Common Stock.  The Investor is an "accredited investor" as defined in Regulation D.  The Investor is a "sophisticated investor" as described in Rule 506(b)(2)(ii) of the Securities Act.  The Investor acknowledges that an investment in the Common Stock is speculative and involves a high degree of risk.

Section 4.06 Information.  The Investor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares that have been requested by the Investor.  The Investor has reviewed or received copies of the Commission Documents.  The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company.  The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Shares.

Section 4.07 Manner of Sale.  Error! Bookmark not defined.At no time was Investor presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

Section 4.08 Compliance with Securities Laws.  The Investor understands that the Shares being offered and sold to the Investor pursuant hereto have not been registered under the Securities Act and the Shares may not be offered for sale, sold or transferred unless pursuant to a registration statement, or in compliance with an exemption from the registration requirements of the Securities Act.

Section 4.09 Investment Intent.  The Investor is acquiring the Common Stock for investment purposes only, has no agreement, arrangement or understanding with any Person to participate in the subsequent distribution of the Common Stock and is not acquiring the Common Stock on behalf of any U.S. person (as defined in Regulation S), or in connection with a transaction or series of transactions that contemplates the resale of such securities to a purchaser in the United States.

ARTICLE V

MISCELLANEOUS

Section 5.01 Fees and Expenses.  Each of the Company and the Investor agrees to pay its own expenses incident to the performance of its obligations hereunder. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Section 5.02 Brokerage.  Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party hereto.  The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any Persons claiming brokerage commissions or finder's fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 5.03 Notices.  Any notices required to be delivered hereunder shall be in writing and must be delivered either by hand in person, by facsimile transmission or by electronic mail or by nationally recognized overnight delivery service (receipt request) and shall be deemed given when so delivered by hand (with written confirmation of receipt), sent by facsimile transmission (with confirmation of receipt of transmission from sender's equipment), sent by electronic mail, or if delivered by overnight delivery service when received by the addressee, in each case at the appropriate addresses set forth below (or to such other addresses as a party may designate for that purpose upon fifteen (15) days written notice to the other party).

If to the Company:

Paragon Shipping Inc.
Attention: Financial Officer
15 Karamanli Ave.
GR 166 73, Voula
Greece
E-Mail: r.perri@paragonshipping.gr

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
Attention: Gary J. Wolfe, Esq.
One Battery Park Plaza
New York, NY 10004
Facsimile: +1-212-480-8421
E-Mail: wolfe@sewkis.com

If to the Investor:

Innovation Holdings, S.A.
Attention: Michael Bodouroglou
c/o - 15, Karamanli Ave.
GR 166 73 Voula
Greece
E-Mail: m.bodouroglou@paragonshipping.gr

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
Attention: Gary J. Wolfe, Esq.
One Battery Park Plaza
New York, NY 10004
Facsimile: +1-212-480-8421
E-Mail: wolfe@sewkis.com

Section 5.04 Assignment.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and permitted transferees; provided, that neither of the parties hereto may assign any of its obligations hereunder without the prior written consent of the other party hereto.

Section 5.05 Amendment; No Waiver.  No party hereto shall be liable or bound to any other party hereto in any manner by any warranties, representations, agreements or covenants except as specifically set forth in this Agreement.  Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by both parties hereto.  The failure of either party hereto to insist on strict compliance with this Agreement, or to exercise any right or remedy under this Agreement, shall not constitute a waiver of any rights provided under this Agreement, nor estop the parties hereto from thereafter demanding full and complete compliance nor prevent the parties hereto from exercising such a right or remedy in the future.

Section 5.06 Entire Agreement.  Except as set forth in the registration rights agreement, this Agreement sets forth the entire agreement and understanding of the parties hereto relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, negotiations and understandings between the parties hereto, both oral and written, relating to the subject matter hereof.

Section 5.07 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall be automatically reformed and construed so as to be valid, operative and enforceable to the maximum extent permitted by law, or if no reformation is permissible, shall be ineffective to the extent of such invalidity, illegality or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement, and any such invalidity, illegality or unenforceability shall not, of itself, affect the validity, legality or enforceability of such provision in any other jurisdiction.

Section 5.08 Headings.  The headings and subheadings used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

Section 5.09 Counterparts.  This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties hereto and shall be deemed to be an original instrument, and all of which together shall constitute one and the same instrument.  All such counterparts may be delivered between the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.

Section 5.10 Choice of Law.  This Agreement shall be interpreted and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

Section 5.11 Further Assurances.  From and after the date of this Agreement, upon the request of the Investor or the Company, each of the Company and the Investor shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first written.

INNOVATION HOLDINGS, S.A.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou Title: Director

PARAGON SHIPPING INC.

By:	/s/ / George Skrimizeas
Name: George Skrimizeas Title: Chief Operating Officer

By:	/s/ Maria Stefanou
Name: Maria Stefanou Title: Corporate Secretary